Exhibit 99.53

AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

Date: October 26, 2021

On August 30, 2021, Austpro Energy Corporation (“Austpro” or the “Company”) (name changed to WonderFi Technologies Inc. on August 25, 2021) acquired (the “Acquisition”) all the issued and outstanding share capital of DeFi Ventures Inc. (“DeFi”) by way of a three-cornered amalgamation, pursuant to which DeFi and 1302107 B.C. Ltd., a newly formed subsidiary of the Company, combined their businesses to form one corporation, WonderFi Digital Inc., a wholly-owned subsidiary of the Company. Other than disclosure relating to events subsequent to completion of the Acquisition, this management’s discussion and analysis (“MD&A”) does not reflect the ongoing business activities of DeFi, but provides discussion regarding the business activities of Austpro. In connection with the Acquisition, on August 25, 2021, Austpro was renamed to WonderFi Technologies Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

This MD&A reports on the operating results and financial condition of the Company for the year ended June 30, 2021 and is prepared as at October 26, 2021. Throughout this MD&A, unless otherwise specified, “we”, “us” and “our” refer to the Company. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements (“Financial Statements”) for the year ended June 30, 2021 and the notes thereto which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

APPROVAL

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A, and these Financial Statements together with the other financial information included in this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in this MD&A. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing. The Board of Directors has approved the Financial Statements and MD&A, as well as ensured that management has discharged its financial responsibilities as at October 26, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

•	The Company’s success at completing future financings
•	The Company’s strategies and objectives
•	General business and economic conditions
•	The Company’s ability to meet its financial obligations as they become due
•	The Company’s ability to identify, successfully negotiate and/or finance an acquisition of a new business opportunity
•	The positive cash flows and financial viability of new business opportunities
•	The Company’s ability to manage growth with respect to a new business opportunity
•	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions, and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in or implied by these forward-looking statements. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, prospective investors in securities of the Company should not place undue reliance on these forward-looking statements.

DESCRIPTION OF COMPANY

Austpro Energy Corporation (now WonderFi Technologies Inc.) is a public company, and its shares were listed on the NEX Board of the TSX Venture Exchange (“TSXV”). As of August 19, 2021, in connection with the transaction with DeFi, the Company’s shares were delisted from the TSXV and on August 20, 2021 were listed on the NEO Exchange. The Company was incorporated under the Business Corporations Act (British Columbia) on November 1, 1990. On August 25, 2021, the Company changed its name from Austpro Energy Corporation to WonderFi Technologies Inc. The Company’s head office is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, B.C. V7X 1T2 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8.

On August 30, 2021, pursuant to a definitive amalgamation agreement dated June 3, 2021, the Company acquired all the issued and outstanding share capital of DeFi by way of a three-cornered amalgamation, pursuant to which DeFi and 1302107 B.C. Ltd., a newly formed subsidiary of the Company, combined their businesses to form one corporation, WonderFi Digital Inc., a wholly owned subsidiary of the Company.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

DeFi is a private company incorporated pursuant to the laws of British Columbia on January 30, 2021. DeFi is a company actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance.

In connection with the Acquisition, on June 3, 2021, DeFi completed a subscription receipts financing (the “DeFi Financing”) of 17,715,000 subscription receipts at a price of $1.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $17,715,000. Upon closing of the Acquisition, the Subscription Receipts automatically converted to common shares of DeFi on a one for one basis. Under the terms of the Acquisition, the 148,963 stock options and 126,046 warrants outstanding as of June 30, 2021 were cancelled, the Company completed a share consolidation on an 8.727 for 1 basis (the “Consolidation”), and shareholders of DeFi were issued an aggregate of 59,188,675 post-Consolidation common shares of the Company in exchange for DeFi Shares on a 1 for 1 basis.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. To date, COVID-19 has not had an adverse impact on the Company.

OUTLOOK

Subsequent to the acquisition of DeFi, the Company is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance.

SELECTED ANNUAL INFORMATION1

Annual information for the last three years is outlined below:

	For the years ended June 30,
	2021	2020	2019
Revenue	$-	$-	$-
Loss and comprehensive loss:
(i) Total for the year	$(237,653)	$(153,750)	$(392,976)
(ii) Per share - basic and diluted[2]	$(0.14)	$(0.10)	$(0.35)

Total assets	$32,718	$30,219	$116,912
Total liabilities	$194,887	$86,735	$19,678

1 Audited financial information prepared in accordance with International Financial Reporting Standards (“IFRS”)

The Company had no active business prior to the Acquisition and therefore no sales revenue in each of the fiscal years ended June 30, 2021, 2020 and 2019. In each fiscal year, the Company incurred rent, office costs, transfer agent and regulatory costs, and accounting and legal costs. The Company was inactive during these three fiscal years and the costs incurred were to maintain the Company as a publicly listed company.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

SELECTED QUARTERLY INFORMATION1

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters:

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	Ended June 30,	Ended March 31,	Ended December 31,	Ended September 30,
	2021	2021	2020	2020
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(128,504)	$(32,171)	$(38,601)	$(38,377)
(c) Basic/diluted loss per share	$(0.08)	$(0.02)	$(0.02)	$(0.02)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	Ended June 30,	Ended March 31,	Ended December 31,	Ended September 30,
	2020	2020	2019	2019
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(32,335)	$(38,720)	$(50,016)	$(32,679)
(c) Basic/diluted loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.02)

1            Unaudited financial information prepared in accordance with IFRS

The operating results for periods detailed in the table above largely reflect the on-going costs of maintaining a public company.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021

The following is an analysis of the Company’s operating results for the three months ended June 30, 2021 and includes a comparison against the three months ended June 30, 2020.

Expenses:

General & administrative expenses for the three months ended June 30, 2021 were $1,488 compared to $576 for the same period in the previous year. The results are reflective of the Company’s current minimal operating cost requirements.

Finance expense for the three months ended June 30, 2021 was $1,156 compared to $nil for the same period in the previous year. Finance expense in the current period represents accrued interest on the Note (Liquidity and Capital Resources section).

Professional fees for the three months ended June 30, 2021 were $107,464 compared to $24,000 for the same period in the previous year. The fees relate to audit and legal fees, and an accounting and administrative services contract entered into by the Company in October 2018.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

Rent expense for the three months ended June 30, 2021 was $6,000 compared to $6,000 for the same period in the previous year.

Transfer agent and filing fees for the three months ended June 30, 2021 were $12,396 compared to $1,759 for the same period in the previous year.

Net loss and comprehensive loss for the period

As a result of the above activities, the Company experienced a loss and comprehensive loss for the three months ended June 30, 2021 of $128,504 compared to $32,335 for the same period in the previous year, representing a $96,169 increase in loss and comprehensive loss due primarily to the legal and transfer agent costs associated with the Acquisition.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JUNE 30, 2021

The following is an analysis of the Company’s operating results for the twelve months ended June 30, 2021 and includes a comparison against the twelve months ended June 30, 2020.

Expenses:

Finance expense for the twelve months ended June 30, 2021 was $2,284 compared to $nil for the previous year. Finance expense in the current year represents accrued interest on the Note (Liquidity and Capital Resources section).

General & administrative expenses for the twelve months ended June 30, 2021 were $2,042 compared to $1,291 for the previous year. The results are reflective of the Company’s current minimal operating cost requirements.

Professional fees for the twelve months ended June 30, 2021 were $190,030 compared to $117,073 for the previous year. The fees relate to audit and legal fees, and an accounting and administrative services contract entered into by the Company in October 2018.

Rent expense for the twelve months ended June 30, 2021 was $24,000 compared to $23,736 for the previous year.

Transfer agent and filing fees for the twelve months ended June 30, 2021 were $19,297 compared to $11,650 for the previous year.

Net loss and comprehensive loss for the year

As a result of the above activities, the Company experienced a loss and comprehensive loss for the twelve months ended June 30, 2021 of $237,653 compared to $153,750 for the previous year, representing a $83,903 increase in loss and comprehensive loss due primarily to the legal and transfer agent costs associated with the Acquisition.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

RISKS AND UNCERTAINTIES

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence of Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. These personnel will be central to the Company’s ability to locate and develop business opportunities.

Lack of Trading

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of companies on the NEO Exchange are often volatile. Factors such as announcements of financial results, and other factors could have a significant effect on the price of the Company’s shares.

PROMISSORY NOTES PAYABLE

During the year ended June 30, 2021, the Company borrowed $93,000 from The Emprise Special Opportunities Fund (2017) Limited Partnership (“Emprise LP 2017”), a significant shareholder, to fund working capital requirements through the issuance of five promissory notes (the “Notes”) (Related Party Transactions section). The Notes accrue interest at a simple rate of 12% per annum and are due on demand. The Notes are unsecured. During the year ended June 30, 2021, $41,524 in principal and accrued interest was repaid, and the Company incurred $2,284 in interest expense which was recorded within finance expense.

As of June 30, 2021, the total principal balance of the Notes with accrued interest is $53,760 (June 30, 2020 - $nil).

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

On each of July 12, 2021 and August 18, 2021, the Company borrowed $5,000 from Emprise LP 2017 through the issuance of unsecured promissory notes bearing interest at 12% per annum, which are due on demand.

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Summary of expenses incurred:

	For the years ended June 30
	2021	2020
	$	$
Finance expense	2,284	-

During the year ended June 30, 2021, the Company borrowed $93,000 from Emprise LP 2017, a significant shareholder, to fund working capital requirements through the issuance of the Notes (Promissory Notes section). The Notes accrue interest at a simple rate of 12% per annum and are due on demand. The Notes are unsecured. During the year ended June 30, 2021, $41,524 in principal and accrued interest was repaid, and the Company incurred $2,284 in interest expense which was recorded within finance expense. As of June 30, 2021, the total principal balance of the Notes with accrued interest is $53,760 (June 30, 2020 - $nil).

There were no related party transactions for the year ended June 30, 2020.

SHARE CAPITAL

Authorized

Unlimited common shares without par value.

Shares issued and outstanding

Number of Common shares
Balance as at June 30, 2019 and 2020	1,574,160
Private placement	126,046
Balance as at June 30, 2021	1,700,206

On October 29, 2020, the Company closed a non-brokered private placement (the “Placement”) for proceeds of $132,000. This Placement consisted of 126,046 units (the “Units”) of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $1.35 until October 29, 2021.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

On August 25, 2021, the Company completed a consolidation of the Company’s shares on an 8.727 for 1 new share basis. All share and per share information has been retroactively adjusted to reflect the share consolidation.

In connection with the Acquisition, on June 3, 2021, DeFi completed the DeFi Financing issuing 17,715,000 subscription receipts at a price of $1.00 per Subscription Receipt for gross proceeds of $17,715,000. Upon closing of the Acquisition, the Subscription Receipts automatically converted to common shares of DeFi on a one for one basis, and shareholders of DeFi were issued an aggregate of 59,188,675 post- Consolidation common shares of the Company in exchange for DeFi Shares on a 1 for 1 basis.

On September 10, 2021, 4,444 common shares were issued upon the exercise of stock options at $0.25 per share, and on October 1, 2021, 60,000 common shares were issued upon exercise of stock options at $1.53 per share.

On September 21, 2021, 17,500 common shares, and on October 15, 2021, 145,000 common shares, were issued on the exercise of the Restricted Share Units (“RSUs”).

On October 15, 2021, 116,875 shares were issued upon the exercise of warrants at $1.00 per share.

On October 26, 2021, the Company completed a bought-deal private placement of 13,520,001 units at a price of $1.95 per unit for gross proceeds of $26,364,001. In addition, the Company has granted the underwriters an option to purchase up to an additional 2,565,000 units at a price of $1.95 per unit for a period of seven days after the closing. Each unit consists of one common share of the Company and one- half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share at an exercise price of $2.55 for a period of 36 months from the closing date. The underwriters received a cash commission equal up to 7% of the aggregate gross proceeds and received broker warrants equal up to 7% of the aggregate number of units issued. The Company issued 38,462 common shares as corporate finance fees in connection with the private placement.

Stock Options

Under the terms of the Acquisition, upon closing of the Acquisition, the 148,963 stock options of the Company outstanding as of June 30, 2021 were cancelled, 2,014,164 DeFi stock options were exchanged for stock options of the Company, and 90,000 new stock options were granted to a director of the Company, exercisable at $1,50 per share until August 30, 2026. On September 13, 2021, the Company granted 60,000 stock options, each exercisable at $1.53 per share until September 13, 2021 to a consultant of the Company, on October 1, 2021, the Company granted an aggregate of 445,000 stock options, each exercisable at $1.39 per share until October 1, 2026, to employees of the Company, and on October 19, 2021 the Company granted 250,000 stock options, each exercisable at $2.03 per share until October 19, 2026.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

On September 10 2021, 4,444 common shares were issued upon the exercise of stock options at $0.25 per share, and on October 1, 2021, 60,000 common shares were issued upon the exercise of stock options at $1.53 per share.

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted average Exercise Price
Balance, June 30, 2019, 2020, and 2021	148,963	$1.75

Warrants

On October 29, 2020, as part of the Placement, the Company issued 126,046 share purchase warrants, with each warrant entitling the holder to acquire an additional common share at a price of $1.35 per share until October 29, 2021. These warrants had a $nil value based on the residual value method.

Under the terms of the Acquisition, the 126,046 warrants outstanding as of June 30, 2021 were cancelled.

In connection with the DeFi Financing, the Company issued 960,575 warrants to the agent to the DeFi Financing. Each warrant is exercisable at $1.00 per share until June 7, 2023.

On October 15, 2021, 116,875 shares were issued upon the exercise of warrants at $1.00 per share.

A summary of the Company’s warrant activity is as follows:
	Number of warrants	Weighted Average Exercise price
Balance, as at June 30, 2019	916,695	$0.52
Expired	(916,695)	$0.52
Balance, as at June 30, 2020	-	$-
Issued	126,046	$1.35
Balance, as at June 30, 2021	126,046	$1.35

Restricted Share Units

On August 30, 2021, the Company granted an aggregate of 1,730,000 RSUs to officers of the Company. On September 21, 2021, 17,500 common shares, and on October 15, 2021, 145,000 common shares, were issued on the exercise of RSUs. On October 19, 2021 the Company granted 100,000 RSUs to an employee of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company defines capital as consisting of shareholder’s deficiency (comprised of issued share capital, share-based payment reserve and deficit). The Company’s objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2021, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company’s approach to capital management during the year ended June 30, 2021.

Prior to the Acquisition, the Company had no assets of merit and no material sources of revenue; consequently, the Company remained dependent upon the financial support of its shareholders. The Company has a history of losses and has a shareholders’ deficiency. The future success of the Company is dependent on the success of its business operation together with the ability to finance the necessary funding, at agreeable terms, to support its business. As at June 30, 2021, the Company had an accumulated deficit of $4,430,906 (June 30, 2020 - $4,193,253).

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. Prior to the Acquisition, the Company had no material revenue producing assets; consequently, the Company historically financed its operations and met its capital requirements primarily through related party debt, and the sale of share capital by way of private placements.

For the year ended June 30, 2021, the Company had an opening cash position of $13,864 (2020 - $102,402). During the year ended June 30, 2021, operating activities expended $192,041 of the Company’s cash as compared to $88,538 in the previous year. During the year ended June 30, 2021, the Company borrowed $93,000 from Emprise LP 2017, a significant shareholder of the Company, to fund working capital requirements through the issuance of the Notes. The Notes accrue interest at a simple rate of 12% per annum and is due on demand. The Notes are unsecured. During the year ended June 30, 2021, $41,524 in principle and accrued interest was repaid. As of June 30, 2021, the total principal balance of the Notes with accrued interest is $53,760 (June 30, 2020 - $nil).

In October 2020, the Company completed the Placement and issued 126,046 Units of the Company. The capital raised was used to pay down debt of the Company.

As a result of the above cash flow activities, at June 30, 2021, the Company had a cash balance of $5,299 (June 30, 2020: $13,864).

Despite the influx of capital subsequent to June 30, 2021 (Description of Company section), management believes additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a significant level of liquidity risk as at June 30, 2021.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

The Company’s financial statements have been prepared in accordance with IFRS with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

As at October 26, 2021, the Company had: 74,791,163 outstanding common shares; 2,794,720 stock options outstanding; 8,770,904 share purchase warrants outstanding; and 1,667,500 RSUs outstanding. In addition, the Company has granted the underwriters of the October 26, 2021 financing an option to purchase an additional 2,565,000 units of the Company at a price of $1.95 per unit, exercisable for a period of seven days from October 26, 2021.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities, and promissory notes payable. Cash and GST receivable are classified as amortized cost. Accounts payable and accrued liabilities and promissory notes payable are classified as amortized cost. The fair values of these financial instruments approximate their carrying values because of their short- term nature.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, the Company had a cash balance of $5,299 (June 30, 2020 - $13,864) to settle current liabilities of $194,887 (June 30, 2020 - $86,735). All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at June 30, 2021, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company’s long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern as disclosed in the Liquidity and Capital Resources section.

However, despite the influx of capital subsequent to June 30, 2021 (Description of the Company section), management believes additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a significant level of liquidity risk as at June 30, 2021.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at June 30, 2021, the Company had $27,419 (June 30, 2020 - $16,355) in GST receivable due from the Government of Canada and as such the Company considers its credit risk to be low.

III.	Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments, or debt with variable interest rates.

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As at June 30, 2021, the Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at June 30, 2021, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Uncertainty about these estimates, assumptions and judgments could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities in future years. Information about critical accounting estimates, assumptions and judgments are detailed in Note 3(a) of the Financial Statements.

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AUSTPRO ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2021

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

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